Exhibit 99.2

YY Inc. Announces Resignation of Chief Executive Officer

David Xueling Li to Serve as Acting CEO

Guangzhou, China, May 16, 2017 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a live streaming platform, today announced that Mr. Zhou Chen has tendered his resignation as Chief Executive Officer (“CEO”) for health reasons, effective immediately. Mr. David Xueling Li, the Company’s Chairman, will assume the role of acting CEO. Mr. Zhou Chen will continue to serve the Company as a strategic advisor.

Mr. David Xueling Li stated, “On behalf of the Company’s Board of Directors, I would like to thank Mr. Zhou Chen for his contributions in helping to build the Company over the past ten years and, most recently, in his role as CEO. He has been a strong leader, a good partner, and a friend. We are regretful to see him leaving YY and sincerely wish him well. I am also honored to come back as YY’s acting CEO.”

Mr. Zhou Chen further commented, “Over the past decade, I have been privileged to have had the opportunity to be a part of such a wonderful company and work with its strong management team and talented employees. I am extremely proud of what we have accomplished together and am confident that YY has a strong foundation to continue to grow for years to come.”

About YY Inc.

YY Inc. (“YY” or the “Company”) is a live streaming platform that enables users to interact in live online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of activities, including online music and entertainment, online games, online dating and live game broadcasting. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$1,182 million in the fiscal year 2016.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 915-1611

Email: IR@YY.com